TERM SHEET FOR
PROMISSORY NOTE
(WITH
PROFIT SHARE KICKER)
FINANCING OF
WIND HARVEST PILOT PROJECT INC

The intent of this term sheet ("**Term Sheet**") is to describe certain key terms of an investment in Wind Harvest Pilot Project Inc, a Delaware public benefit corporation (the "**Company**").

This Term Sheet shall not be construed as creating any obligations of any party whatsoever, and shall not be binding on any party unless the terms of the proposed investment are contained within definitive documents which are negotiated, executed, and delivered in connection with the closing of such investment.

In this financing (the "**Financing**"), the Company will issue promissory notes (the "**Notes**," each, a "**Note**") in exchange for amounts invested by investors (the "**Investors**," each, an "**Investor**") "of up to $2,500,000 pursuant to Regulation Crowdfunding and/or Rule 506(c) of Regulation D under the Securities Act.

Each Note will have the following principal provisions:

Interest Rate	The Note shall bear simple interest of 8% per annum (computed on the basis of a 365-day year and the number of days actually elapsed) until Investors have committed to investing $500,000 under Regulation Crowdfunding. Thereafter, the Note shall bear simple interest of 7% per annum (computed on the basis of a 365-day year and the number of days actually elapsed).
Annual Interest Payments	Within 60 days following the end of each fiscal year before the Maturity Date, the Company shall make a payment of the interest accrued for the most recently ended fiscal year.
Maturity	Except as otherwise provided in the Note, all unpaid principal, interest, and any other sums owing under the Note shall be due and payable in full on the Maturity Date. "**Maturity Date**" shall mean December 31, 2027.
Prepayment Rights	The Note may be prepaid without penalty at the Company's option.
Subordination	The Note will be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Profit Share Kicker	**"*Loan Facility*"** means an arrangement, entered into on June 5, 2020, under which the Company makes secured loans to Parent using the proceeds of certain securities offerings, including the Financing, made by Company.
	"*Parent*" means Wind Harvest International, Inc.
	"***Pro Rata Share***" means, for any Investor, the ratio that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors.
	"***Reasonable Efforts***" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.
	"***Warrants***" means warrants for Parent's Common Stock ($0.0001 par value per share) that have an exercise price of $0.01 per share, are issued by Parent to the Company, and are authorized in connection with the Loan Facility.
	"***Warrant Expiration Date***" means December 31, 2027.
	"***Warrant Shares***" means shares of Parent's Common Stock issuable under the Warrants.
	In connection with the Loan Facility, Parent has agreed to issue the Company Warrants for 250 Warrant Shares for every $100 invested by Investors (the "***Profit Share Kicker Warrants***").
	Company shall make Reasonable Efforts to exercise all of the Profit Share Kicker Warrants and sell all of the Warrant Shares issuable thereunder (the "***Profit Share Kicker Shares***") before the Warrant Expiration Date.
	If, before the Warrant Expiration Date, Company has resold any or all of the Profit Share Kicker Shares, Company shall pay to the Investor his, her, their, or its Pro Rata Share of the profit from the resale. Such payment shall be referred to herein as the "***Profit Share Kicker***."
Security	The Note will be unsecured.
Guaranty	The Company is a finance subsidiary under Rule 3a-5 of the Investment

Company Act of 1940 (the "**Rule**"). In accordance with the Rule, the Parent will unconditionally guarantee any and all payments due under the Notes.

To comply with the Rule, the guaranty from the Parent (the "**Guaranty**") will also provide that if the Company defaults in any payment due under the Note, the Investor may institute legal proceedings directly against the Parent to enforce the Guaranty without first proceeding against the Company.

The Guaranty will be subordinated in right of payment to all indebtedness of the Parent to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Information Rights	Upon request, the Company will deliver to the Investor the unaudited financial statements for the Company's most recently ended fiscal year. The Company shall have 120 days following the end of each fiscal year to prepare such statements.
Assignment	Either party may assign or transfer their rights and obligations under the Note so long as such assignment complies with all applicable laws and regulations.
Amendment	The Note may be amended by mutual agreement of the parties in writing, provided that provisions regarding the Profit Share Kicker may only be amended by the written consent of the Company and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.